United States securities and exchange commission logo





                               October 6, 2023

       Samuel Gloor
       Chief Executive Officer
       BYTE Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: BYTE Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 11,
2023
                                                            File No. 333-274464

       Dear Samuel Gloor:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed September 11, 2023

       Cover Page

   1. We note that the registration statement refers to PIPE Financing. Please revise the cover page to highlight the
terms of the PIPE Financing. Also expand your disclosure on the cover page and
throughout the filing to highlight material differences in the terms and price of securities
issued at the time of the IPO as compared to the PIPE Financing.
   2. Disclose whether the consummation of any PIPE Financing is a condition of closing or whether the Minimum
Cash Condition may equal or exceed $7 million without any PIPE
                                                        Financing.
   3. You disclose that the Insiders will be able to approve all of the proposals even if all other outstanding shares are
voted against such proposals. You also disclose that the Maximum
                                                        Redemptions Scenario
assumes 71.9% of the outstanding Public Shares are redeemed.
 Samuel Gloor
FirstName  LastNameSamuel Gloor
BYTE Acquisition  Corp.
Comapany
October    NameBYTE Acquisition Corp.
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
         Please clarify whether any amount of redemptions may cause the parties to be unable to meet the Minimum Cash Condition and therefore result in the inability to approve all of the proposals.
4. Please revise the cover page and prospectus summary to disclose the voting power percentage of your directors and executive officers and that you expect to be a "controlled company" post-business combination and provide a cross-reference to your risk factor disclosure and the longer discussion of the exemptions available to you as a "controlled company."
Risk Factors, page 46

5. In your risk factors, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Historically, existing customers have expanded their relationships..., page 48

6. We note your disclosure that Airship AI depends on a relatively small number of customers. To add context to this disclosure, please revise to disclose the number of customers for each period presented. In addition, for each customer that provided greater than 10% of revenue, quantify the specific percentage each represented for each period.
         Finally, disclose the details of any material agreements with your top two customers and file the agreements as exhibits, or tell us why it is not required.
We are currently an emerging growth company..., page 79

7. Expand your risk factor disclosure to describe how and when a company may lose emerging growth company status.
The underwriters of the IPO were to be compensated in part on a deferred basis..., page 80

8. We understand that Citigroup, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Disclose whether Citigroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why
         Citigroup was waiving the deferred fees, despite already completing their services, please indicate so in your registration statement.
BYTS Board of Directors' Reasons for the Approval of the Business Combination, page 107

9.       We note your disclosure that    Airship AI is operating in the Edge AI
Software Market that
         is projected to grow at a ~25% CAGR to approximately $3.5 billion by 2029E and the
         Edge AI Hardware Market that is projected to grow at a ~19% CAGR to approximately
 Samuel Gloor
FirstName  LastNameSamuel Gloor
BYTE Acquisition  Corp.
Comapany
October    NameBYTE Acquisition Corp.
        6, 2023
October
Page 3 6, 2023 Page 3
FirstName LastName
         $39 billion by 2030E.    Please revise to address how you calculated
or determined these
         amounts. In addition, provide a source for each of your market and industry statements throughout the registration statement.
The Business Combination Proposal
Certain Projected Financial Information for Airship AI, page 108

10. Please expand your disclosure of the material assumptions underlying the financial projections to also include any limitations or other estimates. Expand your disclosure to provide additional detail and quantification of all the material assumptions used, including those related to the sales pipeline report to forecast revenue by customer and project.
         Given that the revenue and gross margin forecasts are based on such sales pipeline report, disclose the details and assumptions of such report.
Material U.S. Federal Income Tax Considerations, page 162

11.      We note that BYTS intends for the Domestication and the Merger to qualify as a
         reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, page
184

12. Please revise to indicate the $198,000 adjustment to accumulated deficit relates to pro forma balance sheet adjustment (5).
Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30,
2023, page 189

13. Please provide us with your detailed calculations to arrive at pro forma adjustment (4).
         Specifically, tell us how you determined the $2,054 adjustment to common stock, the
         $9.61 million adjustment to additional paid-in capital, and the $9.65 million adjustment to accumulated deficit. Please revise, as appropriate, to provide additional disclosure that supports these calculations.
Information About Airship AI, page 210

14. We note your statements here and on pages 212 and 213 that you expect predictable, long-
         term recurring revenue from your support and maintenance agreements. Tell us what consideration was given to disclosing recurring revenue in your key performance indicator disclosure on page 217. If management uses recurring revenue to manage the business, revise to disclose how you define and calculate this measure, how you track it, and the amount of recurring revenue for each period presented. Include discussion of any significant changes in the amount from period to period. Refer to SEC Release 33-10751.
 Samuel Gloor
FirstName  LastNameSamuel Gloor
BYTE Acquisition  Corp.
Comapany
October    NameBYTE Acquisition Corp.
        6, 2023
October
Page 4 6, 2023 Page 4
FirstName LastName
15. We note your disclosure that you "specialize in ingesting data from edge-
         based sensors...including surveillance cameras (video), audio, telemetry, acoustic, seismic, and autonomous devices." Please revise to provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes from each of the identified sources. As one example, it is unclear whether the surveillance camera data collected and used includes facial or gait recognition, or other forms of identifying data. In addition, clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems.
16. Please revise to more clearly explain what "dark" and "unstructured" data are, as well as how "edge" AI differs from artificial intelligence more generally.
17. Please revise to provide a more complete discussion regarding how your AI models operate including how your AI models structure data from the various inputs and the specific data points customers receive. As a non-exclusive example, we note your disclosure that "Airship Command is our suite of visualization tools that allow customers to interact with their data and devices securely and efficiently" but it is unclear what visualization and structured data customers have access to and specifically how it can increase efficiency and operational metrics.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Airship AI
Key Performance Indicators, page 217

18. We note your qualitative discussion of certain key performance indicators. Please revise to provide quantitative information related these measures for each period presented and include a discussion of any significant fluctuations in the measures from period to period.
         Refer to SEC Release 33-10751.
Liquidity and Capital Resources as of June 30, 2023 and 2022, page 221

19. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item
         303(a)(1) and (2) of Regulation S-K.
Critical Accounting Policies and Estimates, page 223

20. We note that your disclosures here appear to provide information similar to that in your summary of significant accounting policies disclosures in Note 2. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Refer to
         Item 303(b)(3) of Regulation S-K.
 Samuel Gloor
FirstName  LastNameSamuel Gloor
BYTE Acquisition  Corp.
Comapany
October    NameBYTE Acquisition Corp.
        6, 2023
October
Page 5 6, 2023 Page 5
FirstName LastName
Management of Airship Pubco Following the Business Combination
Board Composition, page 228

21. Please expand your disclosure here to identify how many Board members each party will designate to the Airship Pubco Board.
Airship AI Holdings, Inc. Consolidated Statements of Operations and Comprehensive Loss, page
F-64

22. Revise to disclose revenue and cost of revenue related to sales of products, i.e. hardware, separately from sales of services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.
Airship AI Holdings, Inc. Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-69

23. We note your disclosure on page 212 that you offer both enterprise and edge software and software-as-a-service (SaaS). You also refer to software license renewals on page F-74.
         Please explain to us in your response the details of each of your software offerings. Also, revise your revenue recognition policy to include a thorough discussion of all your software offerings and how that revenue is recognized and ensure this disclosure aligns with disclosure elsewhere in the filing.
24. We note your disclosure on page 48 that you generally offer five-year contract terms, but some customers enter shorter-term contracts such as one-year subscriptions with an option to renew. Please revise here to disclose your typical contract terms, including length of contracts, renewal options and payment terms. Please also tell us how much revenue in each period is generated from multi-year contracts versus one-year contracts that must be renewed.
25. Revise to disclose how you determine and allocate the transaction price for the hardware and software components in contracts with multiple-performance obligations. Refer to
         ASC 606-10-50-20.
5. Revenues
Disaggregation of Revenue, page F-74

26. Please reconcile for us your disaggregation disclosures here to the revenue mix disclosures on page 212.
General

27. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
 Samuel Gloor
BYTE Acquisition Corp.
October 6, 2023
Page 6
28. Please tell us whether the BYTS directors and officers have any interests in Airship AI, and revise as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.



FirstName LastNameSamuel Gloor                                Sincerely,
Comapany NameBYTE Acquisition Corp.
                                                              Division of
Corporation Finance
October 6, 2023 Page 6                                        Office of
Technology
FirstName LastName